Filed by Stora Enso Oyj
                                      Pursuant to Rule 425 under the
                                      Securities Act of 1933 deemed filed
                                      pursuant to Rule 14a-12 of the
                                      Securities Exchange Act of 1934

                                      Subject Company: Consolidated Papers, Inc.
                                      Commission File No. 001-11359




These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in Consolidated Papers' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. Stora Enso does not undertake any obligations to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read the proxy statement/ prospectus regarding the business combination transaction between Stora Enso and Consolidated Papers, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Stora Enso and Consolidated Papers.

Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Stora Enso and Consolidated Papers at the Commission's website at www.sec.gov.

When available, the proxy statement/prospectus and the other documents may also be obtained from Consolidated Papers by contacting Consolidated Papers, Attn:
Tim Laatsch, Corporate Communications, 231 First Avenue North, Wisconsin Rapids, Wisconsin, 52295-8050

and/or Stora Enso, Attn: Maija Harso, Investor Relations, Kanavaranta 1, P.O. Box 309, FIN-00101 Helsinki, Finland.

Consolidated Papers, its directors, executive officers and certain other members of Consolidated Papers management and employees may be soliciting proxies from Consolidated Papers shareholders in favor of the merger. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

You may obtain additional information by logging on to the following websites:

www.storaenso.com
www.storaenso.com/investors
www.consolidatedpapers.com

THE FOLLOWING IS AN INTERVIEW WITH JUKKA HARMALA, CHIEF EXECUTIVE OFFICER OF STORA ENSO, THAT WAS PUBLISHED IN THE MILWAUKEE JOURNAL SENTINEL ON JULY 2, 2000:

Stora Enso chief finds no surprises on Consolidated tour Customers attest to firm's strong reputation, he says.


Wisconsin Rapids - Jukka Harmala was characteristically stoic. He showed no signs of weariness despite 12 hours of factory tours and management meetings. He did not appear to be rushed, though he still had several appointments awaiting. Harmala, 53, chief executive officer of Finland-based Stora Enso Oyj, came here last week to kick the tires of Consolidated Papers Inc., for which his company has agreed to pay more than $4 billion in cash and stock.
With Consolidated - the largest papermaker still based in Wisconsin - Stora Enso will firm up its spot as the world's No. 2 producer of paper - a far cry from where the company was when Harmala took over in 1991: unprofitable and only the third-largest in Finland.
With final approval of the Consolidated-Stora Enso merger expected next month, the companies still technically are competitors, limiting what Harmala could learn or say. But he took time from his whirlwind, 48-hour, seven-city tour of Consolidated to speak with Milwaukee Journal Sentinel reporter Joel Dresang about the companies, the industry and Stora Enso stock, which is down 29% since the deal was announced in February.

Q: Based on the tours that you've had and the meetings that you've had so far, what are some of your impressions of Consolidated, and specifically what have you learned in these past couple of days that you didn't know before?

A: Well, there are no real sur-
prises, actually. Of course, I've been talking a lot to the people, my people who have been over here. As you know, we have a team who's been working on how to start the cooperation once the legal framework is in place, and has done a good lot of paperwork on this as well.
But probably the positive thing is that - now that I've been listening to people and looking at the mills - is the dedication to improve the operations, something I think we have to be ready for always.

Then the other element, which I've heard directly from a good many overlapping customers we have, is the reputation of the company - by quality and by customer service. That we did know in advance, but when it comes from the horse's mouth, the way our customers have been expressing it, this is something which definitely has been pleasing me.

Q: What are some of the differences that you can point out so far between how Stora Enso and how Consolidated operate?

A: Well, these companies of course are pretty much different companies. Stora Enso is more diversified and highly international. Consolidated Papers has been very focused, which of course is a good thing as such, and operating mainly within the borders of the United States.
And I would assume that this way of starting from different perspectives, when it comes to the business, in a way, it must be a very good complementing starting point. Even today, we've been advocating quite a lot of what we call the internal benchmarking, and that will definitely bring about a good many positive things.
And bear in mind it's always a two-way street. Both parties are to learn from each other.

Q: Most of the Consolidated unions have settled in recent months on six-year contracts with the company. And recently the paper workers in Finland reached a three-year agreement after the nationwide strike. Is there a preference that the company has as to long-term contracts vs. short-term contracts?

A: No. I dare not to comment on the labor relations.
The overriding principle of Stora Enso has been to be a local citizen. In other words, in each of the countries these labor-related issues are very, very different from each other. And I guess it's difficult, if not impossible, to apply these labor market systems from one country to another. Of course, there are certain corporate principles, say, some general ideas or policies to introduce. Consolidated, they do have their own systems, which I think we can pretty well say that they are in accordance with the very general principles of what Stora Enso has.
But really, to go copying all these things from one country to another, it doesn't work.

Q: One concern that I hear from some workers is that with the merger some of the older and less efficient equipment will be shut down. Is there any sort of a corporate policy as far as that's concerned?

A: Well, the overriding principle is profitability, positive cash flow being the lowest benchmark. And of course, bearing in mind always, the future prospects of markets are changing. They're volatile. But again, taking a bit wider perspective, in a big group, you might even find a new task for a machine which has not been profitable and has had difficulties in finding a kind of a natural role in a small family.
I'm not referring to any of the present machines of Consolidated, of course, only a principle which we've been finding out from previous mergers.

Q: Do you have a vision as to how many papermaking companies there will be in the world?

A: I think we are going to see two categories. This is my vision, has been a long time. There will be a few, a very limited number of very global players. Whatever number, I don't know, that's not an important issue - but a limited number of global players.
Then of course there are these smaller local niche players. I think there is room for those. But being somewhere in the middle, it's going to be pretty tough. One of the driving forces for this consolidation of the industry actually comes from the customer base. . . . The customers do want to source their paper with big players who can provide them with paper locally and yet they operate globally. And simultaneously, this R&D element, which is very important, is something normally a strong company is able to make.

Q: With the merger, Stora Enso will have many shareholders here in Wisconsin. How do you explain to them why they shouldn't worry about the stock performance of Stora Enso since the merger announcement?

A: Well, I think we've been pretty much following the overall development of paper stocks. Why have they been falling this much? Well, you've had the same phenomenon here in North America, in U.S., as what has been the case in Europe. It has most probably been a cycle-related issue. And so it's pretty much of a relative question: What would have happened for the Consolidated shares had the company been not involved in this merger? On the other hand, I only quote what (Consolidated Chairman) George Mead has been saying. Is it not better to be a 15 percent shareholder of the new entity, to be a 15 percent shareholder over a much bigger global company with all the prospects in front? Hopefully, also, our shares would go up one day.

To my mind, the Consolidated shareholders have not done a bad deal.